Corus Entertainment completes acquisition of Nelvana

TORONTO, Nov. 17 /CNW/ - Corus Entertainment Inc. (NYSE: CJR; TSE: CJRb) and Nelvana Limited (NASDAQ: NELV; TSE: NTV) announced today that Corus has taken up and paid for all of the Nelvana subordinate voting shares tendered to the offer made by Corus and its subsidiary 1421711 Ontario Inc. on October 20, 2000 for all of Nelvana's outstanding subordinate voting shares. In total, approximately 97.5% of the outstanding Nelvana subordinate voting shares not previously owned by Corus and 1421711, were taken up. Corus and 1421711 now own approximately 97.7% of Nelvana's outstanding subordinate voting shares.

As a result of the oversubscription of the cash option under the offer, 74.9% of the shares of each Nelvana shareholder who elected the cash option were purchased for $48 cash and the remaining 25.1% of the shares of each Nelvana shareholder who elected the cash option were deemed to have elected the share option under the offer and were purchased for $0.05 and 1.147 Corus Class B non-voting shares. The number of Corus Class B non-voting shares to be paid to Nelvana shareholders who elected (or are deemed as a result of proration to have elected) the share option is based on the volume weighted average trading price of the Corus Class B non-voting shares on The Toronto Stock Exchange for the 10 trading days ending on November 9, 2000, being $41.807. Cheques and share certificates representing payment under the offer will be mailed today.

Corus and 1421711 will promptly proceed to exercise their statutory right to acquire all of the remaining Nelvana subordinate voting shares. Nelvana is a leading integrated entertainment company which develops, produces, markets and distributes high quality media content and related products to children worldwide. The company operates through two core businesses: Production and Distribution and Branded Consumer Products.

Through its Production and Distribution business, Nelvana produces 2-D and 3-D animated programming, as well as live action. Nelvana's growing library has over 1,450 cumulative half-hour episodes, including such well-known television and feature film properties as Franklin, Little Bear, Babar and Rolie Polie Olie.

Corus is one of Canada's leading media companies with a strategic focus in children's programming and music. Its principal assets consist of 49 radio stations (subject to CRTC approval of the proposed acquisition of Metromedia Broadcasting), specialty television networks, Pay TV and conventional television assets. Corus is also prominent in the digital music market and various advertising service companies. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) Exchanges.

We have made some statements in this press release, which constitute "forward-looking statements". These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "will", "expects", "intends", "plans", "believes" or "potential", or the negative of these terms or other comparable terminology.

We undertake no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

For further information: Kerry Morgan, Director of Communications,
Corus Entertainment Inc., (416) 642-3770; Margot Raport, Nelvana Limited,
(416) 588-5571



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